Exhibit 99.1

Press release

XPeng Announces Vehicle Delivery Results in September and Third Quarter of 2020

•	XPeng delivered 3,478 vehicles in September 2020, a monthly record

•	XPeng delivered 8,578 vehicles in the third quarter of 2020, an increase of 266% year-on-year

Guangzhou, China, October 5, 2020 – XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for September 2020 and the third quarter ended September 30, 2020.

XPeng achieved a record month of 3,478 Smart EV deliveries in September 2020, a 31% increase from August and a 145% increase year-over-year. The deliveries consisted of 2,573 P7s, the Company’s smart sports sedan, and 905 G3s, its compact smart SUV.

In the third quarter of 2020, XPeng delivered a total of 8,578 Smart EVs, consisting of 6,210 P7s and 2,368 G3s, representing an increase of 266% year-over-year.

XPeng started mass delivery of the P7 in late June this year. As of September 30, 2020, a cumulative total of 6,535 P7s were delivered.

“We are pleased to have achieved a record month of deliveries, which demonstrates our ability to execute our strategy, accelerate sales of our Smart EVs and expand our service and charging network,” said Mr. He Xiaopeng, Chairman and CEO of XPeng.

The Company reached another important milestone in September by breaking ground for its new Smart EV manufacturing base in Guangzhou, which will significantly boost its future production capability upon estimated completion in December 2022.

About XPeng

XPeng Inc. is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley, and San Diego in the U.S. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

E-mail: mariecheung@xiaopeng.com

Source: XPeng Inc.